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EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

        The table below sets forth the Ratios of Earnings to Fixed Charges for us for the periods indicated. On October 26, 2006, we completed our initial public offering whereby we became the successor to the business of Eagle Rock Pipeline, L.P. For purposes of computing the ratios of earnings to fixed charges, earnings consist of income (loss) from continuing operations before adjustment for equity income from equity method investees, and our share of pretax losses of investees for which charges arising from guarantees are included in fixed charges, each as accounted for under the equity method, less capitalized interest, preference security dividend requirements of consolidated subsidiaries, and the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of the sum of interest expensed and capitalized, plus amortized premiums, discounts and capitalized expenses related to indebtedness, an estimated interest component of rental expense, and preference security dividend requirements of consolidated subsidiaries.

	Years Ended December 31,
	2008	2009	2010	2011	2012
Interest expense	39,056	41,535	35,118	46,643	61,705
Capitalized interest	391	61	416	451	1,311
Estimated interest associated with rental expense(a)	1,933	2,966	2,600	2,596	2,958

Total fixed charges	$41,380	$44,562	$38,134	$49,690	$65,974

Net income (loss) from continuing operations before income taxes	48,861	(179,846)	(25,196)	70,424	(152,305)
Income from equity investees	—	(153)	20	11	18

Net income (loss) from continuing operations before income taxes before income from equity investees	48,861	(179,999)	(25,176)	70,435	(152,287)
Distributed income of equity investees	—	164	67	86	57
Capitalized interest	(391)	(61)	(416)	(451)	(1,311)
Depreciation of capitalized interest	104	116	128	149	195
Fixed charges	41,380	44,562	38,134	49,690	65,974

Total earnings	$89,954	$(135,218)	$12,737	$119,909	$(87,372)

Ratio of earnings to fixed charges(b)	2.17	—	0.33	2.41	—

(a)
Calculated as one third of rent expense, which is a reasonable approximation of the interest factor.

(b)
For the years ended December 31, 2009, 2010 and 2012, earnings were inadequate to cover fixed charges by $179.8 million, $25.4 million and $153.3 million, respectively.

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  EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES